EXHIBIT 12.1
RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,

	2001	2002	2003	2004	2005

Earnings
Income (loss) before Minority Interest, Income Taxes and Cumulative Effect of Accounting Change	$(1,838)	$(4,946)	27	$(2,721)	$(449)
Fixed Charges	531	519	552	733	865

Total Earnings	$(1,307)	$(4,427)	$579	$(1,988)	$416

Fixed Charges
Interest Expense	$517	$502	$532	$702	$829
Amortization of Debt Costs	8	10	13	24	29
Interest Element of Rentals	6	7	7	7	7

Total Fixed Charges	$531	$519	$552	$733	$865

Ratio of Earnings to Fixed Charges(a)	—	—	1.05	—	—

(a)	Earnings for the years ended December 31, 2001, 2002, 2004 and 2005 were insufficient to cover fixed charges by $1,838, $4,946, $2,721 and $449, respectively. As a result of such deficiencies, the ratios are not presented above.